Filed Pursuant to Rule 424(b)(3)

Registration No. 333-74176

Price Asset Management, Inc.

141 W. Jackson Blvd., Suite 1340-A

Chicago, IL 60604

December 7, 2005

Securities and Exchange Commission

450 Fifth Street N.W.

Washington, D.C. 20549

Re:	Price Fund I, L.P.
Supplement to Registration Statement on Form S-1
File #333-74176

Ladies and Gentlemen:

On behalf of Price Fund I, L.P. (the “Partnership”) I am transmitting herewith for filing, pursuant to Rule 424 (b) 3 of the Securities Act of 1933, as amended, a Supplement dated December 7, 2005 to the Partnership’s prospectus dated April 29, 2005.

Please contact me if you have any questions.

Best regards,

Scott R. Baldwin Executive Vice President/Director Price Asset Management, Inc. General Partner for Price Fund I, L.P. 312-264-4311

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS

FUTURES TRADING INVOLVES A HIGH DEGREE OF RISK

AND IS NOT SUITABLE FOR ALL INVESTORS

THIS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITY FOR SALE,

OFFERING BY PROSPECTUS ONLY

DAILY ESTIMATED FUND PERFORMANCE IS AVAILABLE BY ACCESSING

THE SELLING

GROUP MANAGER WEBSITE AT: WWW.UPSECURITIES.COM,

BY EMAILING: PRICEFUND@PRICEGROUP.COM, OR BY CALLING TOLL

FREE AT 800-444-7075.

PRICE FUND I, L.P.

PRICE ASSET MANAGEMENT, INC.

December 7, 2005

Dear Investor,

The net asset value of a unit as of November 30, 2005 was $996.35, down 1.66% from $1,013.17 per unit as of October 31, 2005. Since January 1, 2005 the fund is up 1.47%.

Credit markets dampened an otherwise profitable month for the partnership. Carry-over positions in 10-year and 5-year notes see-sawed while the investment community tried to decipher the direction of interest rates. Yields rose after the Fed’s early month rate hike, but soon retreated when anxiety about the ramifications of a flattening yield curve drove benchmark ten-year yields from 4.72% back to 4.40%. Late month economic reports drove yields up once again, reflecting fears about continued economic growth, inflation, and future Fed rate hikes. The Fed now is expected to raise rates for the 13th consecutive time this month. Helping to neutralize the effects of interest rates was year-end dollar repatriation by U.S. corporations from foreign operations. This catalyst produced profits in British pounds, Japanese yen, Euro currency, Canadian dollars and Swiss francs. Also boosting returns were continuing profits in metals and crude oil. Gold almost reached $500 per ounce and copper continued its trek higher on concerns that a large Chinese short position may be forced to liquidate near contract expiration. The partnership benefited from falling crude prices affected by higher than expected inventories and warmer than anticipated weather.

As always, if you have any questions regarding your statement or need additional information, please do not hesitate to contact your sales representative.

Very truly yours,

/s/    WALTER THOMAS PRICE, III

Walter Thomas Price, III

Price Asset Management, Inc.

General Partner of the

Price Fund I, L.P.

141 West Jackson Boulevard, Suite 1340A	Chicago, IL 60604	312-264-4300

PRICE FUND I, L.P.

Unaudited Account Statement

For the Month Ending November 30, 2005

Summary Statement

STATEMENT OF INCOME(LOSS)

Trading Income (Loss)
Realized Trading Gain/(Loss)	$70,474.63
Change in Unrealized Gain/(Loss)	(87,779.66)
Gain/(Loss) on Other Investments	(660.04)
Brokerage Commission	(4,781.34)

Total Trading Income	($22,746.41)

Expenses
Audit Fees	$1,666.67
Administrative and Legal Fees	8,796.67
Management Fees	3,746.28
Incentive Fees	3,336.00
Offering Expenses	0.00

Total Expenses	$17,545.62
Interest Income	$5,674.02

Net Income(Loss) for the Period	($34,618.01)

STATEMENT OF CHANGES IN NET ASSET VALUE(NAV)

Total Fund

Beginning of Month	$2,085,049.61
Addition	84,150.00
Withdrawal	(255,894.94)
Net Income/(Loss)	(34,618.01)

Month End	$1,878,686.66
Month End NAV Per Unit	$996.35
Monthly Rate of Return	-1.66%
Year to Date Rate of Return	1.47%

YOUR INVESTMENT

Units	Value
2,057.9411	$2,085,049.61
84.4581	$84,150.00
(256.8037)	($255,867.02)
(34,618.01)

1,885.5955	$1,878,714.58

To the best of our knowledge, this statement is accurate and complete:

By	/S/ WALTER THOMAS PRICE, III
Walter Thomas Price, III Price Asset Management, Inc. General Partner of Price Fund I, LP